April 14, 2026

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Justin Dobbie

Re: Grayscale Solana Staking ETF
Registration Statement on Form S-1 (File No. 333-286374)

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Grayscale Investments Sponsors, LLC, a Delaware limited liability company and the sponsor of Grayscale Solana Staking ETF (the “Trust”), hereby requests that the Trust’s Registration Statement on Form S-1 (File No. 333-286374) (as amended) (the “Registration Statement”), be declared effective at 4:30 p.m., Eastern Time, on April 16, 2026, or as soon thereafter as practicable.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Davis Polk & Wardwell LLP by calling Joseph A. Hall at (212) 450-4565 or Dan Gibbons at (212) 450-3222. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to me by email at legal@grayscale.com and to our counsel, Joseph A. Hall at joseph.hall@davispolk.com or Dan Gibbons at dan.gibbons@davispolk.com.

Very truly yours, GRAYSCALE INVESTMENTS SPONSORS, LLC, as Sponsor of Grayscale Solana Staking ETF
By:	/s/ Craig Salm
	Name:	Craig Salm
	Title:	Chief Legal Officer